SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )*

American Buildings Company
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

024757106
(CUSIP Number)

Thomas Sandell, 230 Park Avenue, New York, New York 10169;
Tel: (212) 499-2920
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

April 8, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 11 Pages)

CUSIP No. 024757106
Page 10 of 1


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Castlerigg Master Investments Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

         460,200

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

         460,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         460,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.01%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Sandell Asset Management Corp.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  460,200

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  460,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  460,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.01%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Thomas Sandell

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

         460,200

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

         460,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         460,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.01%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

                  American Buildings Company (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1150 State Docks Road
                  Eufaula, Alabama 36027

Item 2(a).        Name of Persons Filing:

         The names of the persons  filing this  statement  on Schedule  13G are:
         Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg"), Sandell Asset Management Corp., a British Virgin Islands company ("SAMC") and Thomas Sandell, a United State citizen ("Sandell")
         (together, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         The principal business address for Castlerigg and SAMC is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for Mr. Sandell is 230 Park Avenue, New York, New York 10169.

Item 2(c).        Citizenship:

         Each of Castlerigg and SAMC is a British Virgin Islands company. Mr. Sandell is a citizen of the United States.

Item 2(d).        Title of Class of Securities

                  Common Stock, $.01 par value (the "Common Stock").

Item 2(e).        CUSIP Number: 024757106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).


          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   The Reporting Persons beneficially own 460,200 shares of Common Stock.

          (b)      Percent of class:

                   Each of Castlerigg's, SAMC's and Mr. Sandell's aggregate beneficial ownership of 460,200 shares of Common Stock constitutes 9.01% of all of the outstanding shares of Common Stock.

                   Together, the Reporting Persons have beneficial ownership of 460,200 shares of Common Stock constituting 9.01% of all of the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Each of Castlerigg, SAMC and Mr. Sandell has the sole power to vote or direct the vote of 460,200 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Not applicable.

                   (iii) Sole power to dispose or to direct the disposition of

                        Each of Castlerigg, SAMC and Mr. Sandell has the sole power to dispose or direct the disposition of 460,200 shares of Common Stock.

                   (iv) Shared power to dispose or to direct the disposition of

                   Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

                   See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

                   Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:             April 19, 1999

                   CASTLERIGG MASTER INVESTMENTS LTD.

                   By:              Sandell Asset Management Corp.,
                               Investment Manager


                                    By:     /s/ Thomas Sandell
                                            Thomas Sandell,
                                            President



                   SANDELL ASSET MANAGEMENT CORP.


                   By:  /s/ Thomas Sandell
                        Thomas Sandell,
                        President



                   /s/ Thomas Sandell
                   Thomas Sandell

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, $.01 par value, of American Buildings Company dated April 19, 1999 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:             April 19, 1999


                   CASTLERIGG MASTER INVESTMENTS LTD.

                   By:              Sandell Asset Management Corp.,
                               Investment Manager


                                    By:     /s/ Thomas Sandell
                                            Thomas Sandell,
                                            President



                   SANDELL ASSET MANAGEMENT CORP.


                   By:  /s/ Thomas Sandell
                        Thomas Sandell,
                        President



                   /s/ Thomas Sandell
                   Thomas Sandell

                                    EXHIBIT B

                     IDENTIFICATION OF MEMBERS OF THE GROUP




Castlerigg Master Investments Ltd.
Sandell Asset Management Corp.
Thomas Sandell